A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CONVENING NOTICE

EXTRAORDINARY AND ANNUAL GENERAL MEETING

The shareholders of BRF S.A. are invited to a General Meeting to be held on April 3, 2014 at 11:00 a.m.  at the Company’s registered offices at Rua Jorge Tzachel, 475 in the city of Itajaí, State of Santa Catarina, to deliberate on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.       Amend the Corporate Bylaws to (i) add language to item “d” and to include item “l” in Article 3, sole paragraph, modifying the activities that can be conducted by the Company in support of its corporate purpose; (ii) adapt the wording of Article 18, item 11, of Article 26 and include Article 27 in connection with the establishment of the Statutory Audit Committee; (iii) adapt the wording of Article 20, caption sentence and Paragraph 3; of Article 21, items 1, 2 and 3; and of Article 23 and 24 and its sub-paragraphs to reflect the creation of the position of Global Chief Executive Officer; and (iv) renumber the chapters and articles subsequent to the aforementioned adjustments to the Bylaws in line with the management proposal.

ANNUAL GENERAL MEETING

1.       Examine and vote on the Management Report, Financial Statements and other documents with respect to the fiscal year ended December 31, 2013 and to deliberate on the allocation of the net profits;

2.       Ratify the distribution of shareholders’ remuneration as decided by the Board of Directors;

3.       Elect the Fiscal Council;

EXTRAORDINARY GENERAL MEETING

1.    Ratify the appointment of a member of the Board of Directors elected at the Board Meeting;

2.    Set the annual and aggregate compensation of the directors and the members of the Fiscal Council;

3.    Approve the amendment to the Stock Option Plan.

4.    Approve the Stock Option Performance Plan.

Pursuant to Article 13 of the Corporate Bylaws, the shareholders intending to be represented by an attorney-in-fact shall deliver the respective proxy instrument to the Corporate Governance Department by March 27, 2014, the date which is at least 5 (five) business days before the Extraordinary and Annual General Meeting, to Rua Hungria, 1.400 – 5th floor, Jardim Europa, CEP 01455-000, São Paulo-SP.

On the date of the Extraordinary and Annual General Meeting and as a condition of access to the meeting, shareholders participating in the fungible custody of shares shall deliver a statement issued by the institution providing custodial services containing the respective shareholding participation.

The Company’s shareholders interested in accessing information or clarifying doubts relating to the above proposals should contact the Company’s Investor Relations Department by calling +55 (11) 2322-5049/5050/5061/5544 or via e-mail: acoes@brf-br.com. All documents pertaining to this Meeting may be found by the shareholders on the site: www.brf-br.com/ri. In addition, the Meeting shall be transmitted via video conference to the São Paulo office located at Rua Hungria, 1,400– 5th floor, Jardim Europa, for shareholders that  wish to attend in that manner.

São Paulo (SP), February 27, 2014.

ABILIO DINIZ

             Chairman of the Board of Directors